Exhibit 99.3

QUEENSLAND LAND REGISTRY
Land Title Act 1994, Land Act 1994 and Water Act 2000

LEASE/SUB LEASE

Form 7 Version 6
Page 1 of 28

Dealing Number

Duty Imprint

Privacy Statement
Collection of this information is authorised by the Land Title Act 1994 the Land Act 1994 and the Water Act 2000 and is used to maintain the publicly searchable registers in the land registry and the water register. For more information about privacy in NR&W see http:/www.nrw.qld.gov.au/about/privacy/index.html

1. Lessor
DIFRAN PTY LTD ACN 010 251 493

Lodger (Name, address & phone number)
MACFIE CURLEWIS SPIRO Solicitors
PO Box 169, CAPALABA QLD 4157
Tele: (07) 3390 2122
Ref: DRS:rjb:1108248

Lodger Code
211A

2. Lot on Plan Description	County	Parish	Title Reference
LOT 2 ON RP 172207	STANLEY	OXLEY	16087205

3. Lessee Given names

Surname/Company name and number
PROGEN PHARMACEUTICALS LIMITED ACN 010 975 612
AND PHARMASYNTH PTY LTD ACN 074 656 509

(include tenancy if more than one)
TENANTS IN COMMON

4. Interest being leased
Fee Simple

5. Description of premises being leased
WHOLE OF THE LAND

6. Term of lease THREE (3) YEARS
Commencement date/event: 01/08/2011
*Expiry date: 31/07/2014 Options: 1 X 3 YEARS
* insert *nil* if no option or insert option period (eg 3 years or 2x3 years)

7. Rental/Consideration
SEE ATTACHED SCHEDULE

8. Grant/Execution
The Lessor leases the premises described in item 5 to the Lessee for the term stated in item 6 subject to the covenants and conditions contained in:-
the attached schedule;

Witnessing officer must be aware of his/her obligations under section 162 of the Land Title Act 1994

Witnessing Officer

.... signature
.... full name
.... qualification
(Witnessing officer must be in accordance with Schedule 1 of Land Title Act 1994 eg Legal Practitioner, JP, C Dec)

Execution Date
27/5/2012

Lessor's Signature
DIFRAN PTY LTD ACN 010 251 493
FRANCIS JOSEPH CACCIOLA
Director
DIANA GRACE FANELLI
Director

9. Acceptance
The lessee accepts the lease and acknowledges the amount payable or other considerations for the lease.

Witnessing Officer

.... signature
.... full name
.... qualification
(Witnessing officer must be in accordance with Schedule 1 of Land Title Act 1994 eg Legal Practitioner, JP, C Dec)........................

Execution Date
/ /

Lessee's Signature
SEE ENLARGED PANEL
....

QUEENSLAND LAND REGISTRY ENLARGED PANEL FORM 20 Version 2 Land Title Act 1994, Land Act 1994 and Water Act 2000 Page 2 of 28 Title Reference 16087205 9. Acceptance The lessee accepts the lease and acknowledges the amount payable or other considerations for the lease. signature PROGEN PHARMACEUTICALS LIMITED ACN 010 975 612 full name 16/05/12 Director Execution Date Lessee’s Signature qualification Witnessing officer (Witnessing officer must be in accordance with Schedule 1 of Land Title Act 1994 eg legal Practitioner, JP, C Dec) signature PHARMASYNTH LTD ACN 074 656 509 full name 16/05/12 Director Execution Date Lessee’s Signature qualification Witnessing officer (Witnessing officer must be in accordance with Schedule 1 of Land Title Act 1994 eg legal Practitioner, JP, C Dec)

QUEENSLAND LAND REGISTRY SCHEDULE / ENLARGED PANEL/ Form 20 Version 2 Land Title Act 1994, Land Act 1994 and Water Act 2000 ADDITIONAL PAGE / DECLARATION Page 3 of 28 Title Reference 16087205 SCHEDULE REFERENCE SCHEDULE Landlord: Difran Pty Ltd ACN 010 251 493 Address: 16 Oxlade Drive, New Farm QLD 4005 Tenant: Progen Pharmaceuticals Limited ACN 010 975 612 Address: 2806 Ipswich Road, Darra Qld 4076 Premises: Whole of the Land and Building situated at 2806 Ipswich Road, Darra, Queensland more particularly described as on Lot 2 RP172207 County Stanley Parish Oxley Title Reference 16087205. Address of Premises: 2806 Ipswich Road, Darra Qld 4076 Commencement Date: 1st August 2011 Term: Three (3) Years Termination Date: 31st July 2014 Rent: $143,535.12 exclusive of GST per annum. Rent Payment Dates: Calendar monthly in advance, commencing on the Commencement Date. Rent Review Dates: The first day of the second year and each succeeding year of the Term and the first day of the first year and each succeeding year of the Further Term. Permitted Use: Manufacture of biological products, chemicals and chemical experiments. Further Term: Three (3) years Public Liability Insurance: $20,000,000 3

Title Reference 16087205 IT IS AGREED: 1. DEFINITIONS AND INTERPRETATION 1.1 Terms in Reference Schedule Where a term used in this Lease appears in bold type in the Reference Schedule, that term has the meaning shown opposite it in the Reference Schedule. 1.2 Definitions In this Lease unless the context otherwise requires: “Building” means the building on the Land; “Business Day” means a day that is not a Saturday, Sunday or any other day which is a public holiday or a bank holiday in the place where an act is to be performed or a payment is to be made; “Claim” includes any claim or legal action and all costs and expenses incurred in connection with it; “Cost” any cost, charge, expense, outgoing, payment or other expenditure of any nature and where appropriate, includes reasonable fees and disbursements payable to contractors, consultants and lawyers; “Default Interest Rate” means the rate of interest published by the Queensland Law Society from time to time as the contract rate for the sale of land in Queensland. “Land” means the land described in Item 2 on the front page (Form 7) of the Lease on which the Premises or the Building are situated; “Landlord” means the person named in Item 1 of the Reference Schedule and includes its successors and assigns; “Landlord’s Property” means any improvements, fixtures, fittings, furnishings, plant, machinery equipment and any other property owned by the Landlord located or installed in the Premises or on the Land at any time during the Term and includes the property identified in any inventory annexed to this Lease; “Law” includes the provisions of any statute, rule, regulation, proclamation, ordinance or by-law, present or future, whether state, federal or otherwise; “Lease” means the lease or tenancy between the Landlord and the Tenant in relation to the Premises as evidenced in this document, including the Reference Schedule and the Form 7 to which these terms are attached; “Premises” means the leased premises described in the Reference Schedule and includes the Landlord’s Property in the Premises. “Reference Schedule” means the reference schedule to this Lease; “Rent” means the amount set out in the Reference Schedule to this Lease as reviewed in accordance with this Lease. “Requirement” means a requirement of any authority having jurisdiction with respect to the Premises. “Services” means all gas, electricity, telephone, water, sewerage, drainage, fire prevention, communication, air conditioning, hydraulic and security services and all other services or systems:- (a) provided to the Land and/or the Premises; (b) available for the use of tenants or occupiers of the Land and or the Building; or (c) traversing or running through the Land; “Tenancy” means the tenancy between the Landlord and the Tenant created by this Lease; “Tenant” means the person named in the Reference Schedule and includes:- 4

Title Reference 16087205 (a) in the case of a company, its successors and permitted assigns, and (b) in the case of a person, his executors, administrators and permitted assigns. “Tenant’s Employees” means each of the Tenant’s employees, contractors, agents, customers, subtenants, licensees or others (with or without invitation) who may be on the Premises, or the Land; “Tenant’s Property” includes all improvements fixtures fittings plant equipment and other articles on or in the Premises which are owned by the Tenant and located or installed in the Premises at any time during the Term. “Term” means the period described in the Reference Schedule, commencing on the date in the Reference Schedule. “Termination Date” means the date of termination of this Lease as stated in the Reference Schedule. 1.3 Interpretation (1) Reference to: (a) one gender includes each other gender; (b) the singular includes the plural and the plural includes the singular; (c) a person includes a body corporate; (d) a party includes the party’s executors, administrators, successors and permitted assigns; and (e) a statute, regulation or provision of a statute or regulation (“Statutory Provision”) includes: (i) that Statutory Provision as amended or re-enacted from time to time; and (ii) a statute, regulation or provision enacted in replacement of that Statutory Provision. (2) All monetary amounts are in Australian dollars unless otherwise stated. (3) If a party consists of more than one person, this Lease binds them jointly and each of them severally. (4) Headings are for convenience only and do not form part of this Lease or affect its interpretation. (5) A party which is a trustee is bound both personally and in its capacity as a trustee. (6) “Including” and similar expressions are not words of limitation. (7) Where a word or expression is given a particular meaning, other parts of speech and grammatical forms of that word or expression have a corresponding meaning. (8) If an act must be done on a specified day which is not a Business Day, the act must be done instead on the next Business Day. (9) Where this Tenancy permits or requires the Landlord to do something, it may be done by a person authorised by the Landlord. (10) Sections 105 and 107 of the Property Law Act 1974 do not apply to this Tenancy. (11) References to acts of the Tenant includes a reference to the omissions of the Tenant and any acts or omissions caused, permitted or allowed to be done by the Tenant or the Tenant’s employees. (12) If any term or condition of this Lease or its application to any person should become invalid or unenforceable the remaining terms and conditions shall not be affected and shall be valid and enforceable to the full extent permitted by law. 5

Title Reference 16087205 (13) References to “Agreed Contingencies” are references to fire, flood, storm, tempest, act of God, inevitable accident, riot, civil commotion, enemy action, resisting enemy action or other causes beyond the control of the Tenant. 2. TERM AND HOLDING OVER 2.1 Term (1) The Landlord lets the Premises to the Tenant for the Term commencing on the Commencement Date and terminating on the Termination Date. 2.2 Monthly Tenancy If the Tenant continues to occupy the Premises after the Term with the Landlord’s consent then: (1) subject to (4) below the Tenant does so as a monthly tenant on the same terms and conditions of this Lease as at the last day of the Term (so far as they are applicable to a monthly tenancy); (2) either party may terminate the monthly tenancy by giving to the other one month’s notice expiring on any day; (3) the Tenant will pay rental monthly in advance in an amount equal to one twelfth of the aggregate of the Rent and any other monies payable by the Tenant to the Landlord under this Lease as at the Termination Date. The first of such monthly payments is to be made on the day following the Termination Date; (4) the Rent or any part of it for the monthly tenancy may be reviewed by the Landlord in advance whenever it determines it appropriate. Any provisions of this Lease relating to calculation of, limitation on, or right of review of the Rent or any part of it, will not apply to the monthly tenancy; (5) if the Tenant defaults in the performance of any of its obligations under the monthly tenancy the Landlord may terminate the monthly tenancy for breach by giving the Tenant seven days notice. 3. RENT AND RENT REVIEWS 3.1 Rent The Tenant must: (1) pay the Rent by equal monthly instalments of $11,961.26 plus GST in advance on the first day of each month; (2) pay the first instalment in accordance with clause 3.2; (3) if necessary, pay the first and last instalments apportioned on a daily basis; (4) pay all instalments as the Landlord directs; and (5) pay the Rent without demand, deduction or right of set off. 3.2 Definitions In clause 3.2: (1) “Index Number” means the Consumer Price Index (All Groups) for Brisbane published by the Australian Bureau of Statistics. If that index no longer exists, “Index Number” means an index that the president of the REIQ decides best reflects changes in the cost of living in Brisbane; and (2) “Rent Review Date” means the date or dates set out in the Reference Schedule. 6

Title Reference 16087205 3.3 Rent Review (1) Review in Accordance with Consumer Price Index The Rent will be reviewed on the Rent Review Date to an amount represented by A where: A=BxD or A=D C Where B = the Index Number for the June quarter immediately before the relevant Review Date; Where C = the Index Number for the June quarter of the year before the relevant Review Date; and Where D = the Rent payable immediately before the Review Date. Whichever is the greater. 3.4 Payment of Reviewed Rent (a) Any review of Rent under Clause 3.4 will take effect as an from the Review Date regardless of the Date of Determination or the date the Tenant is notified of the reviewed Rent; (b) From the Review Date in question, up to the date upon which the reviewed Rent is determined under Clause 3.4 and notified to the Tenant, the Tenant shall pay the Rent at the rate it was being paid immediately prior to the Review Date in question; (c) Immediately upon determination of the reviewed Rent an adjustment shall be made between the Landlord and the Tenant and the Tenant shall pay to the Landlord the amount of the deficiency in the Rent paid for the then current year. 4. OUTGOINGS 4.1 The Tenant agrees to bear and pay the whole of the following outgoings assessed on the whole of the Land upon which the Premises is situated: (1) all rates charges assessments impositions and fees of any local municipal public or governmental authority body or department including water rates general rates sewerage rates and charges drainage and cleansing rates excess water rates and fire service levies and other dues (excluding Land Tax) (but not amounts assessed imposed levied or charged from time to time in respect of said Land paid or payable in full by the Tenant in terms of this Lease; and (2) all electricity power fuel an other expenses payable by the Landlord from time ot time in respect of the common area; and (3) the cost of cleaning and maintenance of the parking areas; and (4) all insurance premiums and other charges including stamp duty thereon payable by the Landlord to insure the Premises and the fittings and fixtures of the Landlord therein for their full insurable reinstatement value; and (5) the cost of painting internal painted surfaces repairs cleaning and renovations and maintenance work other than improvements of a structural nature including parking areas; and (6) all costs including running costs repairs and maintenance of lighting fire fighting equipment; (7) all fees and/or premiums payable to specialist contractors or other contractors for the maintenance servicing and repair of any air-conditioning equipment including repairs classed as fair wear and tear and those repairs necessitated or caused by the misuse by the Tenant or the Tenant’s affiliates of the said air-conditioning equipment; and (8) all electric meter and all gas meter costs and (9) the whole of the electricity electric light gas charges whether for air-conditioning power heating lighting or otherwise including any transfer charges; and 7

Title Reference 16087205 (10) all licence fees or charges in connection with the business carried on by the Tenant in the Premises or the working of any plant used or hereafter used at the Premises; and (11) all extra cleansing services payable to the relevant local authority entity or contractor by reason of the use of the Premises by the Tenant; and (12) all costs in respect of discharging waste from any septic holding tank which are or may be installed on or servicing the Premises; and (13) for the removal of all excess trade wasted and/or any industrial bin service or utility services furnished to and/or used upon the Premises and all chares levied or assessed in relation to the Premises; and (14) any charges separately assessed against the demised premises by any competent authority arising out of the Tenant’s use thereof; (15) the cost of servicing all gardens, lawns, potted shrubs, plant areas including parking areas. 4.2 All amounts required to be paid by the Tenant in respect of Outgoings shall, at the Landlord’s option, be paid by the Tenant; (a) directly to the person to whom the Landlord is liable –within the time period stipulated by that person; or (b) to the Landlord on account of the payment of the Outgoing or by way or reimbursement within 14 days of demand in writing by the Landlord. 4.3 If the Tenant shall make payment of the Outgoings within sufficient time to reasonably allow the Landlord to take advantage of any discounts in respect of those Outgoings the Landlord shall give the Tenant the benefit of any discounts granted to the Landlord. 4.4 If the Tenant fails to pay the Outgoings referred to in this Lease, the Tenant shall: (a) pay any penalties imposed by the relevant entity for late payment; or (b) pay the Landlord interest at the Default Interest Rate; as the case may be. 4.5 The Tenant agrees to accept a certificate in writing from the Landlord’s Accountants as prima facie evidence of the outgoings incurred by the Landlord during the period stated in the certificate. 4.6 The Tenant shall unless otherwise expressly provided herein pay and discharge without exception all rates taxes charges assessments outgoings and impositions whatsoever (except land tax) where it is prohibited by law to recover same from the Tenant (whether parliamentary municipal or otherwise and whether assessed charged or imposed by or under Federal or State law or by Federal State or local authorities and whether on a capital or revenue value or any other basis and even though of a novel character) which may at any time during the Term be assessed charged or imposed upon or in respect of the Premises and whether assessed against the Landlord or directly against the Tenant. Any sums so payable by the Tenant if assessed directly against the Tenant shall be paid to the assessing authority not later than the due date for the payment thereof and if assessed against the Landlord shall be paid by the Tenant 5. GST 5.1 GST means any tax, levy, charge or impost implemented under the A New Tax System (Goods and Services Tax) Act (GST Act) or an Act of the Parliament of the Commonwealth of Australia substantially in the form of, or which has a similar effect to, the GST Act. 5.2 The Rent and other payments to be made by the Tenant under this Lease are a net amount and do not include GST. If the Landlord becomes liable to pay GST in respect of a supply for which the Rent or any other payment is required to be made by the Tenant under this Lease, the Rent and the amount of that other payment will be increased so that after payment of the GST by the Landlord the net amount retained by the Landlord is the same. 8

Title Reference 16087205 5.3 Despite Clause 5.2, if any of the Outgoings or other recoupment payments under this Lease relate to goods or services supplied by third parties, Clause 5.2 will not operate to increase the amount of such payments and the Tenant will pay the cost of those supplies to the Landlord plus GST, if applicable. 5.4 The parties contemplate that rates, taxes and charges (Taxes) which comprise part of the Outgoings will be GST free and the GST free nature will not change because of the recoupment of the Taxes by the Landlord from the Tenant. If the recoupment does result in the Landlord being obliged to pay GST in respect of the recoupment, the Tenant must on demand pay to the Landlord an amount so that after payment of the GST by the Landlord the net amount retained by the Landlord is the same and as between the Landlord and the Tenant the cost of the Taxes will be deemed to be increased by the amount of the GST payable by the Landlord. 6. USE OF THE PREMISES 6.1 Permitted Use The Tenant must only use the Premises for the Permitted Use as stated in the Reference Schedule. 6.2 Restrictions on Use In exercising its rights under 6.1 the Tenant must not: (1) disturb, annoy or cause damage to tenants or occupants of adjacent premises; (2) make any disturbing or irritating noises and in operating any appliance, engine or machine which causes noise or vibration operate the same in compliance with any relevant Law; (3) excepting existing signage erect or display any new signs on any part of the Premises, the exterior surface of the roof or external walls of the Building without the Landlord’s consent which consent may be given subject to any conditions which the Landlord requires. Any sign erected or displayed without consent may be taken away by the Landlord without notice at the Tenant’s expense; (4) use any Service other than for its intended purpose or in accordance with its normal tolerances and limits. The Tenant will pay to the Landlord the Cost of repairing any damage to Services arising from misuse by the Tenant and the Tenant’s Employees; (5) damage the Landlord’s Property; (6) alter the Premises, install any improvements, partitions or equipment or do any building work without the Landlord’s prior consent; (7) do or omit to do anything that may invalidate the Landlord’s insurance or increase the Landlord’s premiums or increase the risk other than the risk normally associated with the permitted use (where the Tenant has no obligation to insure); (8) carry on or permit any noxious or offensive act, business or trade to be carried out on the Premises; (9) conduct the Tenant’s business other than in accordance with this Lease; (10) store or use chemicals inflammable liquids acetylene gas or alcohol or explosive oils compounds or substances upon the Premises nor use any of such substances or fluids in the Premises in contravention to the material safety data sheet and/or the Dangerous Goods Safety Management Act 2001 and Dangerous Goods Safety Management Regulation 2001. The Landlord acknowledges accepts and consents that an integral part of the Tenant’s business involves the storage and use of chemicals, either liquids, gases, oils, compounds and substances and this forms part of the Permitted Use of the Premises. (11) contravene any town planning or other legislation; 6.3 Alterations and Additions (1) Without the Landlord’s and (where relevant) the local authority’s consent the Tenant will not: 9

Title Reference 16087205 (a) construct any building or other improvement or alter or add to any building or other improvement on the Premises or forming part of the Premises; or (b) do anything likely to disturb the efficient operation of the Services. (2) When making application for the Landlord’s consent the Tenant must submit plans and specifications of the proposed construction, alteration, addition or installation and the location thereof. (3) As a condition of its approval the Landlord may require: (a) the Tenant to engage consultants approved by the Landlord to ensure that alterations and additions are compatible with the Services; (b) the Tenant to use only the drawings, plans and specifications prepared by those consultants after first having them approved by the Landlord’s consultants; (c) the Tenant to pay the Landlord’s reasonable Costs and the Costs of the Landlord’s consultants in approving the plans and specifications referred to above and, if the Landlord pays those Consultants’ Costs, it may recover them from the Tenant as a debt; (d) any proposed work to be supervised by a person nominated by the Landlord and the reasonable costs of supervision to be paid by the Tenant; (e) any proposed work to be carried out by the contractors or tradesmen approved by the Landlord; (f) the Tenant to obtain, at its expense, from any competent authority all approvals or permits necessary to enable the proposed work to be lawfully executed and, if requested by the Landlord, the Tenant must produce a copy of any approval and permit; (g) the Tenant to reimburse the Landlord for costs incurred by it as a result of the installation, operation or removal of any equipment, fixture, fitting or machinery caused by the Tenant’s works. (4) The Tenant must comply with all approvals or permits and observe all relevant legislation in executing the proposed works. (5) The Tenant must promptly provide the Landlord with a complete set of “as built” drawings and commissioning data for the work carried out under this Clause 6.3. 6.4 Reinstatement (1) If the Tenant breaches Clause 6.3, the Landlord may give the Tenant notice requiring it to reinstate the Land and the Building to their former condition. (2) If the Tenant fails to comply with the notice referred to in paragraph (1) within a reasonable time the Landlord may without further notice to the Tenant undertake the necessary work and the Landlord’s costs of doing the work will be recoverable from the Tenant. 6.5 Compliance with Laws and Requirements (1) At its expense, the Tenant must comply with and observe any Law or Requirement concerning: (a) the Premises, the Land or any of the Tenant’s Property therein; and (b) the use or occupation of the Premises including any which arise as a result of the gender or number of persons on the Premises; whether or not the Law or Requirement is addressed to, or required to be complied with by either the Landlord or the Tenant or both, or by any other person. 10

Title Reference 16087205 (2) If any Law or Requirement is notified to or served upon the Tenant, it must promptly provide a complete copy to the Landlord. (3) If it is lawful to do so, before complying with any Law or Requirement under Clause 6.5(1), the Tenant must obtain the Landlord’s consent. Where compliance requires construction of any improvements or any alterations or additions to improvements the Tenant must comply with Clause 6.3 in so far as it is legal to do so. 6.6 Landlord’s Rights if Tenant Fails to Comply If the Tenant does not promptly comply with Clause 6.5 the Landlord may: (1) without prejudice to any of its other rights in respect of that non-compliance, elect to comply (wholly or partially) with any law or Requirement under Clause 6.5 at the Tenant’s expense; and (2) if it exercises any rights under Clause 6.6(1), elect to have the balance of any Law or Requirement complied with by the Tenant. 6.7 Overloading of Services (1) The Tenant must not install any equipment on the Land that may overload, alter or interfere with any Services. (2) If the Landlord alters the Services to accommodate any equipment which the Tenant wishes to install, the Tenant will pay to the Landlord the Costs of any alterations. (3) The Landlord may require the Tenant to pay the estimated Costs of the alterations to the Landlord before the alterations are commenced. Immediately upon the actual Costs being determined an adjustment shall be made between the Landlord and the Tenant and the amount of any deficiency or overpayment shall be paid or returned to the Tenant. 6.8 Antennae, radios etc The Tenant will not without first obtaining the consent of the Landlord: (1) affix to any part of the Premises on the Building any television or radio mast, antennae, satellite dish or similar device; or (2) use or operate any sound, picture producing or telecommunications equipment on the Land or the Premises which may cause irritation to other persons. 6.9 Electricity Supply and Connection The Tenant agrees that where required it will at its own cost and expense lay all cables, install all transmission facilities and other equipment, and do all things necessary within the boundaries of the Premises to enable the Premises to be serviced by electricity and separately metered. 6.10 Source of Light and Power The Tenant will only use on the land light, power or heat generated by electrical current or gas supplied through meters except in the case of failure of supply when the Tenant may use other sources of energy except a naked flame. 6.11 No Alteration to Installations The Tenant must not: (1) make any alterations to the electrical communication, drainage, transport, access or security installations on the Land and or the Premises without the Landlord’s prior consent such consent not to be unreasonably withheld; (2) install any electrical equipment which overloads or could reasonably be expected to overload the cables, switchboards or sub-boards through which electricity is conveyed to the Land and or the Premises; or 11

Title Reference 16087205 (3) interfere with or obstruct access to any communications cables or systems or any other installation on the Land and or the Premises. 6.12 Heavy Equipment (1) The Tenant must:- (a) not bring or move into the Premises any heavy equipment (including, without limitation, any heavy machinery, plant, furniture, equipment or materials) unless reasonably necessary or appropriate in respect of the Permitted Use of the Premises by the Tenant; and (b) inform the Landlord, before bringing or moving any heavy equipment into the Premises of: (i) the intention to do so; and (ii) the weight, dimensions and nature of the heavy equipment; and (c) observe and comply with any reasonable directions given by the Landlord in respect of routing, installing or locating the heavy equipment; and (d) pay all reasonable costs incurred by the Landlord, including consultant’s fees, in certifying the instalment of the heavy equipment in the Premises. (2) The heavy equipment must not cause or in the reasonable opinion of the Landlord be likely to cause any structural or other damage to the Premises. (3) Any heavy equipment must be installed in areas reasonably designated by the Landlord. 7. NO WARRANTIES 7.1 No Warranty as to Use (1) The Landlord gives no warranty as to the suitability of the Land and or Premises for any purpose or the use to which the Land and or Premises may be put. (2) The Tenant will: (a) be deemed to have accepted this lease with full knowledge of and subject to any prohibitions or restrictions on the use of the Premises under any law or Requirement; (b) at its expense, comply with all Laws and obtain and comply with the consents or approvals of any authority which may be necessary or appropriate for the Tenant’s business or occupation of the Premises; and (c) not by any act or omission cause or permit any consent or approval referred to in Clause 7.1(2)(b) to lapse or be revoked. 7.2 Town Planning Consent (1) If the Permitted Use requires the consent under any planning scheme of the local authority the Tenant shall prior to commencing the Permitted Use obtain all consents and permits required at his own cost and expense. (2) Where the Landlord’s consent to any application is required as registered proprietor, the Landlord agrees to give such consent. (3) The Tenant must produce evidence of the currency of such consents and permits when requested by the Landlord. 12

Title Reference 16087205 (4) Any failure by the Tenant to obtain any necessary consents shall not in any way affect the Tenant’s obligations under this Lease. However, upon such failure and while it persists the Tenant shall be in default and the Landlord may terminate this Lease by notice in writing in accordance with the terms of this Lease. (5) The Tenant will have no Claim against the Landlord or be entitled to terminate this Lease solely because: (a) the Services fail to operate; or (b) the Landlord shuts down or removes any Service to repair, maintain or replace them or because of the provisions of any Law or Requirement. 8. MAINTENANCE AND REPAIR 8.1 Repair The Tenant must: (1) keep the Premises the Landlord’s Property and the Tenant’s Property in good repair and condition fair wear and tear Agreed Contingencies excepted; (2) effect all maintenance, replacement, renovation and repair with respect to the Premises (including those of a structural nature where such repairs are required because of the actions of the Tenant or the Tenant’s Employees, the Landlord’s Property and the Tenant’s Property and where necessary paint and repair the exterior walls of the Building where such walls are discoloured or damaged due to the actions of the Tenant or the Tenant’s Employees; (3) during the last year of the Term paint the interior wood and other works forming part of the Premises which are painted at the Commencement Date with at least two coats of proper paint of a type and in colours first approved in writing by the Landlord provided however that the Tenant’s obligation to paint the exterior walls shall be limited as set out in Clause 8.1(2). 8.2 Cleaning and Maintenance The Tenant must at the Tenant’s expense: (1) keep the Premises clean and tidy and free from rubbish; (2) keep the Premises and where applicable the Land free and clean of weeds, pests, insects and vermin; and (3) keep the Tenant’s Property clean and maintained in good order and condition. 8.3 Landlord’s Right to Inspect and Repair (1) The Landlord may enter the Premises for inspection to view the condition of the Premises at any reasonable time after giving notice to the Tenant. In an emergency, the Landlord may enter at any time without giving the Tenant notice. (2) The Landlord may carry out any of the Tenant’s obligations to repair maintain and keep clean on the Tenant’s behalf if the Tenant does not carry them out within a reasonable time after being served with the notice by the Landlord requiring the Tenant to do so or does not carry them out to the Landlord’s satisfaction. If the Landlord does so, the Tenant must promptly pay the Landlord’s Costs of carrying out the Tenant’s obligations. 8.4 Prospective Tenants and Purchasers The Tenant must:- (1) permit the Landlord at all reasonable times on reasonable prior notice to:- (a) exhibit the Premises to prospective purchasers; and 13

Title Reference 16087205 (b) affix and exhibit the usual “For Sale” notices (containing the name and address of the Landlord or its agent); (2) allow the Landlord (if the Tenant has not exercised any option within the time period prescribed in this Lease):- (a) to exhibit the Premises to prospective tenants; and (b) to affix and exhibit the usual “To Let” notices (containing the name and address of the Landlord or its agent); (3) permit the affixing and exhibiting of signs under Clause 8.4(1) and Clause 8.4(2) where the Landlord reasonably thinks fit; and (4) not remove any of the notices or signs in this Clause without the written consent of the Landlord. 9. ASSIGNMENT AND SUBLETTING 9.1 The Tenant must obtain the Landlord’s consent before the Tenant assigns, transfers sublets or deals with its interest in the Premises or parts with possession or grants any licence affecting the Premises (the “Dealing”). 9.2 The Landlord must not unreasonably withhold its consent if:- (1) the Tenant has satisfied the Landlord that the proposed assignee or sublessee (“the new tenant”) is respectable, responsible and financially secure and has the ability to carry out the business permitted under this Lease and the Tenant’s obligations under this Lease; (2) the new tenant signs a deed to be prepared by the Landlord’s solicitors at the Tenant’s expense containing terms required by the Landlord whereby the new tenant and any incoming guarantor agrees to perform the Tenant’s obligations under the Lease and gives any security which the Landlord reasonably requires; (3) the Tenant is not in breach any term of the Lease and there are no monies owing to the Landlord by the Tenant; (4) if the new tenant is a company the new tenant’s obligations are guaranteed in a form acceptable to the Landlord; (5) in the case of a sub lease, that the sub tenant is obliged to pay rent at a rate not less than fair market rent for subleased premises similar to the Premises; (6) the new tenant pays or gives to the Landlord a security deposit or bank guarantee of an amount determined by the Landlord (acting reasonably) of up to three months Rent as security for the observance and performance of the Tenant’s obligations; (7) the Tenant pays the Landlord’s reasonable Costs of giving its consent, whether or not the proposed Dealing proceeds to completion; and (8) the Tenant complies with any other reasonable requirements of the Landlord. 9.3 Consent by the Landlord to the Dealing pursuant to Clause 9.2 and acceptance of the Rent by the Landlord from any new tenant shall in no way release the Tenant from its liability to pay the Rent for the then current Term of the Lease (excluding unexercised options to renew the then current Term) and to perform an observe the covenants and conditions contained in this Lease, or the obligations of any Guarantor. The covenants and agreements on the part of the new tenant shall be supplementary to the covenants of the Tenant herein. 9.4 Mortgage of Lease (1) The Tenant will not mortgage, charge or otherwise deal with its interest in this Lease or the Land without first obtaining the consent of the Landlord. (2) The Landlord’s consent will not unreasonably be withheld if:- 14

Title Reference 16087205 (a) the Tenant procures the party in whose favour the mortgage, charge or other dealing is granted to enter into a deed in a form acceptable to the Landlord; and (b) the Tenant pays the Landlord’s reasonable Costs in relation to such mortgage, charge or other dealing and the deed referred to in subclause (a) above. 9.5 Charges over Tenant’s Property (1) Without the Landlord’s prior consent, the Tenant will not mortgage, charge, lease or deal with any Tenant’s Property if that requires or may require the Landlord to sign a waiver or similar document. (2) The consent will not be unreasonably withheld if:- (a) the Tenant wishes to enter into a mortgage, charge or lease in good faith as a means of financing the Tenant’s Property; and (b) the waiver is in a form acceptable to the Landlord; and (c) the Tenant pays the Landlord’s reasonable Costs in relation to it. 10. INSURANCE AND INDEMNITIES 10.1 Insurance The Tenant will keep current the following insurance policies in respect of the Premises and the business carried out on the Premises:- (1) a public risk insurance policy which covers Tenant’s liability and includes a cross waiver of liability clause for the sum stated in the Reference Schedule in respect of any single incident or such greater sum as agreed by the Landlord and Tenant from time to time; and (2) Workers Compensation Insurance or any other insurance required by any Law to be effected by the Tenant. 10.2 Landlord May Insure (1) If the Tenant fails to maintain the insurances required by this Clause 10, the Landlord may effect and maintain those insurances. (2) The Landlord’s Costs in doing so will be paid by the Tenant. 10.3 Payment and Production of Insurance Policies (1) The Tenant will promptly pay all premiums and other money payable in respect of its insurances. (2) The Tenant will produce policies of insurance which the Tenant is required to effect under this Clause 10 and/or certificates of currency within 14 days of request by the Landlord. (3) The Landlord will produce policies of insurance which the Landlord holds and/or certificates of currency within fourteen (14) days of request by the Tenant. 10.4 Effect on insurance Without the Landlord’s prior consent, the Tenant will not do or omit to do anything to or upon the Premises or the Land which may:- 15

Title Reference 16087205 (a) vitiate or render void or voidable any insurance with respect to the Premises; or (b) conflict with any Law or Requirement or the requirements of the Landlord’s insurer relating to any insurance policy in respect of the Premises or the Landlord’s Property; or (c) increase the rate of any insurance on the Premises or Landlord’s Property where under the terms of this Lease such insurance is not the obligation of the Tenant. (2) Where the rate of any insurance on the Premises or the Landlord’s Property is increased because of any extra risk caused by the Tenant’s use of the Premises the Tenant will pay all extra premiums as the Landlord directs in writing. 10.5 Exclusions of Landlord’s Liability (1) Tenant’s Risk (a) The Tenant’s Property will be at the Tenant’s sole risk. (b) The Landlord will not be liable for any Claim by the Tenant, the Tenant’s Employees or any person which may arise from any cause except as a result of the act or negligence of the Landlord, its employees, contractors, invitees or agents. (2) Release (a) The Tenant will occupy and use the Premises at the Tenant’s risk. (b) To the full extent permitted by Law, the Tenant releases the Landlord from liability for any Claim in respect of or arising from: (i) any damage to the Building and property on the Premises; (ii) damage or injury to any person or property on the Premises; or (iii) any of the circumstances set out in Clause 10.7; unless the Claim results from the act or negligence of the Landlord, its employees, contractors, invitees or agents. 10.6 Indemnities The Tenant indemnifies the Landlord against all Claims arising during or after the Term from: (1) any act, neglect or default of the Tenant or the Tenant’s Employees to observe or perform any of the terms and conditions of this Lease; (2) the negligent use or neglect of the Services and facilities on the Premises, the Building or Land by the Tenant, the Tenant’s Employees, any other person claiming by, through or under the Tenant or any trespasser while on the Land or the Premises; (3) the Tenant’s failure to give notice to the Landlord of any defect in the Services; and (4) any person’s accidental death or injury or damage to property caused or contributed to by the use of the Premises by the Tenant or the Tenant’s Employees; unless the Claim arises from the negligence of the Landlord, its employees, contractors, invitees or agents. 16

10.7 Conditions Precedent Title Reference 16087205 The Landlord shall not be liable for any damage or loss the Tenant may suffer by reason of the neglect or omission of the Landlord to do any act or thing to or in respect of the Premises and which (as between the Landlord and the Tenant) the Landlord might be legally liable to do unless the Tenant has given to the Landlord notice in writing of such act or omission and the Landlord has without reasonable cause failed within a reasonable time to take proper steps to rectify such act or omission. 11. CONTAMINATION 11.1 Definitions In this Clause 11: (1) Act means the Environmental Protection Act 1994 (Qld) and includes any modification or re-enactment of, or any legislative provisions substituted for, and all legislation and statutory instruments issued under such Act; (2) Complaint means any notice, communication or complaint alleging non-compliance with any Law or Requirement; (3) Compliance Costs means costs, expenses, liabilities, fines and penalties; (4) Comply means to take any action specified in any Law or Requirement or considered reasonably necessary by the Landlord in order to comply with any Law or Requirement and Complied has a corresponding meaning; (5) Contamination means anything which causes the Land to be or become contaminated land for the purposes of Contamination Laws and Contaminate has a corresponding meaning; (6) Contamination Laws means all laws, whether present or future and whether federal, state or local, which deal with pollution or the contamination of land including, but without limitation, the Act; (7) Environment has the meaning given to that term as defined in The Environmental Protection Act 1994; (8) Environmental Harm has the meaning given to that term in The Environmental Protection Act 1994. (9) Environmental Authority means any authority or government agency dealing with assessment, identification or remediation of land affected by a Harmful Substance; (10) Harmful Substance means any substance which, at the date of contamination or a later date, is determined by an Environmental Authority to be harmful to human health or the Environment; (11) Law means a Contamination Law or a law relating to protection of the Environment, workplace health and safety or town planning; (12) Licence means any licence, permit, authority, approval or consent relating to the Land or the Premises or required in connection with its use; and (13) Requirement means a requirement relating to the Environment, prevention of pollution, workplace health and safety or town planning and includes a condition of any Licence. 11.2 Tenant’s obligations regarding contamination The Tenant must: (1) not Contaminate or allow the Premises or the Land or any adjoining premises to be Contaminated by anything done in or upon the Premises or the Land; (2) comply with and observe all Laws and Requirements concerning: (a) the Land and or the Premises; or 17

Title Reference 16087205 (b) any other land which is affected by a Law or Requirement because of the Tenant’s use of the Premises, whether the Law or the Requirement is addressed to, or required to be complied with by either the Tenant or Landlord or both or by any other person; (3) if any Requirement or Complaint is notified to or served upon the Tenant, promptly provide a complete copy to the Landlord; (4) if it is lawful to do so, obtain the Landlord’s consent, such consent not to be unreasonably withheld, before complying with any Law or Requirement under Clause 11.2(2); (5) yield up the Premises at the expiration or sooner determination of the Term free from all Contamination and substances which may cause Environmental Harm: 11.3 Landlord’s rights The Landlord may: (1) if the Tenant fails to comply with Clause 11.2: (a) without prejudice to any of its other rights, elect to Comply (wholly or partially) with any Law or Requirement at the Tenant’s expense; and (b) if the Landlord elects to partially Comply with any Law or Requirement, elect to have the balance of the Law or the Requirement Complied with by the Tenant; (2) inspect the Premises for the purpose of ascertaining whether the Tenant is Complying with all Laws and Requirements or for the purpose of investigating any Complaint. 11.4 Tenant’s warranties Except as disclosed to the Landlord prior to the execution of this Lease, the Tenant warrants to the Landlord that the Tenant: (1) has been issued with and, if required, will apply for and maintain, at its own expense, all Licences; (2) has Complied with and will continue to Comply with the terms and conditions of all Licences; and (3) has supplied and will continue to supply the Landlord with copies of all Licences. 11.5 Other contamination Notwithstanding the previous provisions of this Clause 11, the Tenant shall not be responsible for the remediation of any Contamination which the Tenant can prove: (1) occurred prior to the Tenant first occupying the Premises, whether pursuant to this Lease or any previous lease or agreement or arrangement; or (2) was caused by the Landlord. 11.6 Tenant to indemnify The Tenant indemnifies the Landlord against all reasonable Compliance Costs and other Costs incurred or paid by the Landlord as a result of any breach by the Tenant under this Clause 11. 18

Title Reference 16087205 12. LANDLORD’S COVENANTS 12.1 Quiet Enjoyment Subject to Clause 13 if the Tenant performs and observes all its obligations under this Lease, it may use the Premises without interruption or disturbance from the Landlord or any person claiming by, through or under the Landlord. 12.2 Persons Other than Landlord Becoming Entitled to Rents etc. (1) If any person other than the Landlord becomes entitled to receive the Rent, that person will have the benefit of all covenants by the Tenant under this Lease. (2) If required by the Landlord, the Tenant will, at the expense of the Landlord, enter into reasonable covenants with that other person. 12.3 Transfer of Land Before the Landlord transfers the Land to any other person it must first obtain from that person a covenant in favour of the Tenant by which that person agrees to be bound by the obligations of the Landlord contained in this Lease (including the option to renew it). 13. LANDLORD’S RESERVATIONS 13.1 Services (1) The Landlord reserves the right:- (a) to install, maintain, use, repair, alter and replace; (b) and to pass or convey gas, water, sewerage, heat, oil, electricity or other power and heated or cooled air through, any pipes, duct, conduits or wires leading through or into the Premises. (2) For the purposes of this clause the Landlord may enter the Premises but must:- (a) give reasonable notice to the Tenant; and (b) cause as little inconvenience to the Tenant as is reasonably practicable in the circumstances, except in an emergency, when no notice of intended entry is required. (3) The Landlord expressly reserves the sole and exclusive right to the use of the roof of the Premises above facia level including the right to erect and display advertising signs thereon provided however the Landlord agrees to grant rights to erect and display advertising signs on the roof only to persons who are tenants or sublessees of the Centre. 14. DEFAULT AND TERMINATION 14.1 The Tenant defaults under this Tenancy if: (1) the Rent or any money payable by the Tenant is unpaid for 21 days; (2) the Tenant does not carryout repairs required by any notice within the time specified in that notice; (3) the Tenant breaches any of its obligations under this Lease; (4) the Tenant assigns its property for the benefit of creditors; or 19

Title Reference 16087205 (5) the Tenant becomes bankrupt or if a body corporate enters into any form of liquidation, is wound up or dissolved, enters into a scheme of arrangement for creditors, is placed under official management or a receiver and/or manager of any of its assets is appointed. 14.2 Forfeiture of Tenancy Subject to giving any prior demand or notice required by any Law and without prejudice to any other Claim which the Landlord may have against the Tenant, if the Tenant defaults and does not remedy the default when the Landlord requires it to do so, the Landlord may do any one or more of the following: (1) re-enter and take possession of the Premises and eject the Tenant and this Lease will terminate; (2) by notice to the Tenant, terminate this Lease from the date of such notice; (3) by notice to the Tenant, convert the unexpired portion of the Term into a tenancy from month to month. After the notice and until the tenancy is terminated the Tenant will occupy the Premises as tenant from month to month; (4) exercise any of its other legal rights; (5) recover from the Tenant any loss suffered by the Landlord due to the Tenant’s default. 14.3 Damages Claimable After Re-entry (1) The Landlord may on re-entry of the Premises arising out of the Tenant’s failure to:- (a) pay money; or (b) otherwise perform or observe the Tenant’s Covenants. recover as damages from the Tenant the difference between:- (c) any money which is, or would have been payable in respect of the unexpired part of the Term at the date of reentry; and (d) any money the Landlord reasonably anticipates the Tenant will receive from any tenant of the Premises for that period. (2) Clause 14.3(1) is in addition to any other right of action or remedy of the Landlord under this Part 14. 14.4 Landlord May Rectify If the Tenant does not comply with the Landlord’s notice to remedy a default, any reasonable Costs incurred by the Landlord in remedying a default may be treated by the Landlord as a liquidated debt payable by the Tenant. 14.5 Tender after Termination In the absence of any election by the Landlord, any money tendered by the Tenant after termination and accepted by the Landlord will be applied: (1) firstly, on account of any unpaid Rent and other money due under this Lease at the date of termination; and (2) secondly, on account of the Landlord’s Costs of re-entry. 14.6 Damages for Breach (1) Repudiation 20

Title Reference 16087205 (a) If the Tenant’s conduct constitutes breach of an essential provision of this Lease and the Landlord elects to treat that breach as repudiation or the conduct otherwise constitutes repudiation, the Tenant will compensate the Landlord for all loss or damage suffered by reason of or arising from the repudiation. (b) The following covenants are deemed to be essential provisions of this Lease: (i) to pay Rent [Clause 3.1] (ii) to pay Outgoings associated with the Premises [Clause 4]; (iii) to use the Land for the use stated in of the Reference Schedule [Clause 6.1]; (iv) to comply with Laws and Requirements [Clauses 6.5 and 11]; (v) not to assign, sublet or charge without consent [Clause 9]; (vi) to maintain and repair [Clause 8]; (vii) to insure and indemnify [Clause 10]. (viii) to pay GST (Clause 5) (ix) to store chemicals and hazardous substances in compliance with the applicable material safety data sheet and/or the Dangerous Goods Safety Management Act 2011 and Dangerous Goods Safety Management Regulations 2001 (clause 6.2(10)) (x) to pay the Landlord’s Costs and Disbursements (Clause 20) (2) Damages for Repudiation Any loss or damage for the unexpired residue of the Term suffered by the Landlord as a result of the Tenant’s repudiation and any Cost arising out of any default by the Tenant may be recovered as damages at any time. (3) Landlord’s Entitlement to Damages The Landlord’s entitlement to recover damages from the Tenant or any other person will not be limited or affected by any of the following: (a) if the Tenant abandons or vacates the Premises; (b) if the Landlord elects to re-enter the Premises or terminate this Lease; (c) if the Landlord accepts the Tenant’s repudiation; or (d) if the parties’ conduct (or that of any of their servants or agents) constitutes or may constitute a surrender by operation of Law. 14.7 Landlord to Mitigate Damages (1) If the Tenant vacates the Premises or if the Landlord accepts the Tenant’s repudiation and terminates this Lease, the Landlord must take reasonable steps to mitigate its loss and endeavour to re-lease the Premises on reasonable terms. (2) The Landlord’s entitlement to damages will be assessed on the basis that the Landlord has observed the obligation to mitigate damages. (3) The Landlord’s conduct in mitigating its damages will not of itself constitute acceptance of the breach or repudiation or a surrender by operation of Law. 21

Title Reference 16087205 15. TERMINATION OF TERM 15.1 Tenant’s Obligations On termination the Tenant must: (1) vacate the Premises and give them back to the Landlord in the same repair and condition that the Premises were after the Landlord’s Works have been completed except for fair wear and tear; (2) unless otherwise agreed by the Landlord in writing have removed all the Tenant’s Property from the Premises including improvements erected by the Tenant during the Term in accordance with Clause 16; (3) repair any damage caused by removal of the Tenant’s Property and leave the Premises clean; and (4) return all keys, security passes and cards held by it or the Tenant’s Employees. 15.2 Failure to Remove Tenant’s Property If the Tenant does not remove the Tenant’s Property at the end of the Term, the Landlord may: (1) remove and store the Tenant’s Property at the Tenant’s risk and expense; or (2) treat the Tenant’s Property as abandoned, in which case title in the Tenant’s Property passes to the Landlord who may deal with it as it thinks fit without being liable to account to the Tenant. 16. PROVISIONS ON TERMINATION OR EXPIRY OF LEASE 16.1 Removal of Tenant’s Property Unless otherwise agreed in writing by the Landlord the Tenant will carry out the following works (“Tenant’s Works”) at or before termination, expiry or sooner determination of this Lease: (1) remove the Tenant’s Property from the Land including those improvements erected during the Term of this Lease or the term of any previous lease; (2) return all altered surfaces to their condition as at the Commencement Date; and (3) restore the Services to their condition as at the Commencement Date. 16.2 Tenant’s Expense The Tenant will at its expense carry out the Tenant’s Works to reasonable trade standards approved by the Landlord acting reasonably. 16.3 Tenant Not To Cause Damage (1) The Tenant will not damage the Land Building or Premises in the performance of the Tenant’s Works. (2) If the Tenant does so, it will repair any damage and leave the Land Building or Premises clean. (3) If the Tenant fails to do so, the Landlord may repair and clean the Land Building or Premises and recover the Costs of doing so from the Tenant. 16.4 Landlord May Carry Out the Tenant’s Works If the Tenant does not carry out the Tenant’s Works, the Landlord will be entitled to carry them out at the Tenant’s expense and recover 22

Title Reference 16087205 the Costs of doing so from the Tenant. 17. DAMAGE AND DESTRUCTION 17.1 Rent Reduction If the Premises are damaged or destroyed and as a result the Tenant cannot use or gain access to the Premises then from the date that the Tenant notifies the Landlord of the damage or destruction the Landlord cannot enforce clause 8.1 and 8.2 against the Tenant until the Premises are fit for use or accessible. 17.2 Tenant May Terminate The Tenant may terminate this Lease by notice to the Landlord unless the Landlord: (1) within 3 months of receiving the Tenant’s notice of termination, notifies the Tenant that the Landlord will reinstate the Premises; and (2) carries out the reinstatement works within a reasonable time. 17.3 Exceptions Clause 17.1 and 17.2 not apply where: (1) the damage or destruction was caused by or contributed to, or arises from any wilful act of the Tenant or the Tenant’s Employees; or (2) an insurer under any policy effected by the Landlord refuses indemnity or reduces the sum payable under the policy because of any act or default of the Tenant or the Tenant’s Employees. 17.4 Landlord May Terminate If the Landlord considers the damage to the Premises or the Building renders it impractical or undesirable to reinstate the Premises or the Building, it may terminate this Lease by giving the Tenant at least 1 month’s notice ending on any day of the month. At the end of the that month’s notice, this Lease ends. 17.5 Dispute Resolution (1) Any dispute under this clause 17 must be determined by an independent qualified Valuer appointed by the Australian Property Institute at the request of either party. (2) In making the determination, the Valuer acts as an expert and the determination is final and binding on both parties. (3) The cost of the determination must be paid by the parties equally unless otherwise decided by the Valuer. 17.6 Landlord Not Obliged to Reinstate (1) Nothing in this Lease obliges the Landlord to reinstate the Building or the Premises or the means of access to them. (2) When reinstating the Building or the Premises, the Landlord is entitled to change their design, fabric, character or dimensions to comply with any law or lawful requirement. 17.7 Antecedent Rights Termination under this clause 17 does not effect either parties’ accrued rights before termination. 23

Title Reference 16087205 18. MISCELLANEOUS 18.1 Notices (1) Any notice by the Landlord under this Lease will be valid if signed by an officer or solicitor of the Landlord or any other person nominated by the Landlord. (2) The Tenant will promptly notify the Landlord of the address and facsimile number of the Tenant and any guarantor and update the notice if any changes occur. (3) Any notice which the Landlord elects to serve on the Tenant will be sufficiently served if: (a) served personally or addressed to the Tenant and left at the Premises; (b) sent to the Tenant’s facsimile number; or (c) forwarded by prepaid security post to the Tenant’s last known registered office, place of business or residence. (4) Any notice to the Landlord will be sufficiently served if: (a) served personally; (b) sent to the Landlord’s facsimile number; or (c) forwarded by prepaid security post addressed to the Landlord. All notices must be addressed to the Landlord at the address stated in this Lease or, if another address is later nominated by the Landlord, then at that address. (5) Any notice sent by: (a) post will be deemed to be served on the second business day after the day it was posted; or (b) facsimile will be deemed to have been served at the time that the notice was transmitted unless the sender’s facsimile machine indicates a malfunction in the transmission. 18.2 Waiver (1) No waiver by the Landlord will be effective unless it is in writing. (2) The Landlord’s failure to take advantage of any default by the Tenant will not be construed as waiving the default. (3) No custom or practice which evolves between the parties will constitute a waiver or lessen the Landlord’s right to insist upon the Tenant’s strict performance or observance of any provision of this Lease or to exercise any of the Landlord’s other rights. (4) Regardless of the Landlord’s knowledge at the time, a demand by it for Rent or other money payable under this Lease or the subsequent acceptance of Rent or other money will not constitute a waiver of any earlier default by the Tenant. 18.3 No Partnership, etc Nothing contained in the Lease shall be deemed or construed by the Landlord or the Tenant or by any third party as creating the relationship of:- (1) partnership; (2) principal and agent; (3) joint venture. 24

Title Reference 16087205 18.4 Governing Law (1) This Lease is governed by the laws of Queensland and the Commonwealth of Australia (2) The Landlord and the Tenant submit to the non-exclusive jurisdiction of the courts of Queensland. 18.5 Whole Agreement The Tenant acknowledges that the terms and conditions set out in this Lease contain the entire agreement between the Landlord and the Tenant and that there are no other oral or collateral agreements between the parties relating to the Premises or the Building notwithstanding any negotiations or discussions between the parties prior to the execution of the Lease. No representation made by the Landlord its servants or agents concerning the Premises shall be an implied term of this Lease or from the subject matter of a separate agreement subsidiary to or collateral with this Lease. The Tenant further acknowledges that it has not been induced to accept this Lease by any representation oral or otherwise made by or on behalf of the Landlord its servants or agents which is not included in this Lease. 18.6 Power of Attorney The Tenant hereby irrevocably appoints the Landlord to be the Tenant’s attorney at any time after the power to re-enter shall have become exercisable (sufficient proof whereof shall be the Statutory Declaration of the person for the time being exercising the functions of the manager or secretary of the Landlord) to prepare and execute a transfer or a surrender of this Lease and to have the same registered, and for this purpose to use the name of the Tenant AND from time to time to appoint substitutes and to revoke and to appoint others AND GENERALLY to do execute and perform any act deed matter or thing relative to the Premises as fully and effectually as the Tenant could do in and about the Premises AND the Tenant hereby ratifies and confirms all that the attorneys or substitutes shall lawfully do or cause to be done concerning the Premises. 19. INTEREST ON OVERDUE MONEY (1) The Tenant will pay interest to the Landlord at the Default Interest Rate on any Rent, Costs or other money due to the Landlord and unpaid for 21 days. (2) Interest will: (a) accrue from day to day; (b) be payable on the first day of each month where an amount arose in the preceding month or months; and (c) be computed from the date for payment of the Rent, Costs or other money until payment. 20. TENANT TO PAY COSTS AND DISBURSEMENTS The Tenant must pay:- (1) the Landlord’s legal costs for the preparation, completion, stamping and registration of the Lease Agreement; (2) all stamp duty and registration (including penalties and fines other than penalties and fines due to the default of the Landlord); and (3) all the Landlord’s reasonable legal and other costs charges and expenses or which the (a) the preparation, completion, stamping and registration of any document for the Lease and any certified copy of that document required by the Landlord; and (b) any consent required under the Lease; and (c) any assignment subletting or similar arrangement; and 25

Title Reference 16087205 (d) any surrender or termination of the Lease otherwise than by effluxion of time; and (e) in case of default by the Tenant, in observing or performing any of the Tenant’s covenants. 21. NO WARRANTY AS TO USE The Tenant covenants with the Landlord that it has not in entering into this Lease relied upon any promise, representation, warranty or undertaking given by or on behalf of the Landlord:- (1) as to the suitability of the Premises for the Permitted Use; (2) that the Premises can be lawfully used for the Permitted Use; and/or (3) as to the nature or quality of any of the Landlord’s fixtures and fittings and any of the Services, AND to the full extent permitted by law all warranties as to suitability and as to adequacy which may be implied are hereby negatived. 22. RULES AND REGULATIONS The Landlord may from time to time promulgate rules and regulations relating to the Common Area not inconsistent with the rights of the Tenant hereunder including but not limited to:- (1) The use safety care and cleanliness thereof; (2) The preservation of good order therein; (3) The comfort of persons lawfully using the same; (4) The location of garbage and refuse therein pending its removal; (5) The closure thereof or any part thereof outside normal business hours; Any such rules and regulations may from time to time be repealed amended or added to at the discretion of the Landlord and upon written notice to the Tenant shall be as binding upon the Tenant as if the same were expressly set out as in this Lease as obligations of the Tenant. 23. OPTION OF RENEWAL If the Reference Schedule contains a proposed further term and the Tenant:- (a) wishes to lease the Premises for the further term; (b) gives notice to that effect to the Landlord not more than 6 months and not less than 3 months before the Termination Date; and (c) has punctually and strictly complied with all its obligations throughout the Term (excepting any breach of an immaterial nature; (d) is not at the date of exercise of option or at the date of commencement of the Further Term in breach of its obligations whether material or immaterial. the Landlord will grant a lease of the Premises (“further lease”) to the Tenant for the Further Term upon the same terms and conditions as this Lease except as follows:- (e) this Clause 23, will be omitted from the further lease; (f) the rent for the first year of the Further Term will be reviewed in the manner as set out in Clause 3.3; 26

Title Reference 16087205 (g) The Commencement Date, the Termination Date the Rent and the Rent Review Dates in the Reference Schedule shall be changed to: Commencement Date: 1st August 2014 Termination Date: 31st July 2017 Rent: [the Amount to be calculated in accordance with clause 3.3] Rent Review Dates: first day of the second year and each succeeding year of the Term (h) The Further Term in the Reference Schedule shall be changed to “Nil”. 24. RESUMPTION In the event of the Premises or any part thereof being resumed by any authority whether Commonwealth, State, Local Authority or otherwise during the Term or any further term and written notice of such resumption being given by the Landlord to the Tenant the Tenant agrees that it will not claim any compensation from the Landlord but nothing herein contained shall prejudice the Tenant’s rights to claim compensation from the resuming authority. 25. NOTICE REQUIRED BEFORE LANDLORD LIABLE Notwithstanding anything herein contained or any implication or rule of law to the contrary the Landlord shall not be liable for any damage or loss the Tenant may suffer by reason of the neglect or omission of the Landlord to do any act or thing to or in respect of the Premises and which (as between the Landlord and the Tenant) the Landlord might be legally liable to do unless the Tenant has given notice in writing of such neglect or omission to the Landlord and the Landlord has without reasonable cause failed within a reasonable time thereafter to take proper steps to rectify such neglect or omission. 26. WORKPLACE HEALTH AND SAFETY ACT (1) If any work undertaken by the Tenant would make the Premises a construction workplace within the meaning of section 14 of the Workplace Health and Safety Act 1995 (“Act”), the Tenant (as owner for the purposes of the Act) must appoint the person engaged by the Tenant to carry out the work as principal contractor for the purposes of the Act. (2) The Tenant indemnifies the Landlord against any liability of the Landlord under the Act as owner. (3) The provisions of this clause 32 apply regardless of whether the work is to be carried out under the supervision of the Landlord or any person nominated by the Landlord. 27

Title Reference 16087205 EXECUTED as a Deed EXECUTED by DIFRAN PTY LTD ACN 010 251 493 in accordance with its Constitution and Section 127 of the Corporations Act: [ILLEGIBLE] /s/ Diana Grace Favell Signature of Director Signature of Director/Secretary [ILLEGIBLE] DIANA GRACE FAVELL Name of Director Name of Director/Secretary EXECUTED by PROGEN PHARMACEUTICALS LIMITED ACN 010 975 612 in accordance with its Constitution and Section 127 of the corporations Act: /s/ S. B. James Paul Dixon Signature of Director Signature of Director/Secretary S. B. James PAUL DIXON Name of Director Name of Director/Secretary EXECUTED by PHARMASYNTH PTY LTD ACN 074 656 509 in accordance with its Constitution and Section 127 of the Corporations Act: /s/ Woei-Jia Jiang /s/ Paul Dixon Signature of Director Signature of Director/Secretary WOEI-JIA JIANG PAUL DIXON Name of Director Name of Director/Secretary 28